UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33865

TRIPLE-S MANAGEMENT CORPORATION
(formerly known as GUIDEWELL MERGER, INC. and as successor by merger to TRIPLE-S MANAGEMENT CORPORATION)

(Exact name of registrant as specified in its charter)

1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920
(787) 749-4949

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

$1.00 par value Common Stock: 1*

* On August 24, 2021, Triple-S Management Corporation, a Puerto Rico corporation (“Triple-S”), GuideWell Mutual Holding Corporation, a Florida not-for-profit insurance holding company (“GuideWell”), and GuideWell Merger, Inc., a Delaware corporation and a wholly owned subsidiary of GuideWell (“Merger Sub”), announced that they entered into an Agreement and Plan of Merger, dated as of August 23, 2021 (the “Merger Agreement”), providing for GuideWell to acquire Triple-S.  Pursuant to the Merger Agreement, Merger Sub was merged with and into Triple-S on February 1, 2022 (the “Merger”), with Triple-S surviving the Merger as a wholly owned subsidiary of GuideWell.

Pursuant to the requirements of the Securities Exchange Act of 1934, Triple-S Management Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Triple-S Management Corporation

Date: February 11, 2022	By:	/s/ Roberto García-Rodríguez
		Name:	Roberto García-Rodríguez
		Title:	President and Chief Executive Officer